UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of:  June, 2014

Commission File Number: 001-32292

RUBICON MINERALS CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)
Suite 902 – 170 University Avenue, Toronto, Ontario, M5H 3B3, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBICON MINERALS CORPORATION

By:	/s/Glenn Kumoi

	Name:	Glenn Kumoi
	Title:	Vice President General Counsel & Corporate Secretary

Date: June 19, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release dated June 19, 2014